Exhibit 99.1

Third Quarter 2009 Webcast

October 28, 2009



Safe Harbor Statement

This presentation, made on October 28, 2009, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 17, 2009.

In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.

Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817) 551-8805.

Alcon

Business Overview

Kevin Buehler
President and Chief Executive Officer

Alcon

Delivering Solid Financial Results

Q3 Sales
(dollars in millions)



+5.9% Reported

+9.0% Organic Growth*

Q3 Operating Income
(dollars in millions)



+17.0%

| % of Sales | 32.4% | 35.8% |



*Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Balanced Global Growth

Global Sales by Product Line
(dollars in millions)

Pharmaceuticals
+8.2% Reported
+12.0% Organic Growth*

Surgical
+6.8% Reported
+9.2% Organic Growth*

Consumer
-3.1% Reported
0.0% Organic Growth*

Legend: ■ Q3 2008 ■ Q3 2009

Y-axis: $0, $200, $400, $600, $800, $1,000



*Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

U.S. Pharmaceutical Category Growth Improving

U.S. Prescription Change for Key Categories vs. Prior Year



Growth above 2008 growth | Growth below 2008 growth

2008 | 2009

- TCAIS: 2.9%, 9.7%
- PG: -0.4%, 4.4%
- Ocular Allergy: -4.6%, -2.5%
- FQ: -4.6%, -3.0%
- NSAIDS: 9.6%, 8.5%
- OTIC: -0.1%, -2.7%

Source: WK Health (August YTD Data)

Alcon

Prostaglandin Category Indicating a Recovery


U.S. Prostaglandin Prescription Change vs. Prior Year
13%
8%
3%
-2%
-7%
CYM vs. PYM % Change
6 mo. Rolling Growth Rate
2007/JAN
2007/MAR
2007/MAY
2007/JUL
2007/SEP
2007/NOV
2008/JAN
2008/MAR
2008/MAY
2008/JUL
2008/SEP
2008/NOV
2009/JAN
2009/MAR
2009/MAY
2009/JUL

Source: WK Health

Alcon®

U.S. Cataract Procedure Growth is Rising



U.S. Cataract Procedure Growth

Source: MarketScope

Strong Global Advanced Technology IOL Sales



$67.2
$70
$60
$50
$40
$30
$20
$10
$-
(dollars in millions)
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
ReSTOR® Launch
ReSTOR® CMS Decision
Toric Launch
Toric CMS Decision
ReSTOR® Aspheric Launch
ReSTOR® +3.0 & Toric IQ Launch

Alcon®

Source: Company Data

AcrySof® IQ ReSTOR® +3.0 Drives PC-IOL Gains



U.S. PC-IOL Market Share

U.S. market share has increased 950 basis points since Q4 2008 on strength of IQ ReSTOR® +3.0

(shares by percentage)

- Alcon
- B&L
- AMO

Q4 2008: 45.0%
Q3 2009: 54.5%

Source: Market Scope

Commercial Execution Driving Market Share Gains

RX Growth	Global** August YTD		U.S. August YTD	
	Brand	Market	Brand	Market
TRAVATAN® Family	23.8 %	7.2 %	22.6%	4.4%
Azopt® + Azarga®	13.4%	8.6%	10.9%	9.7%
Vigamox® *	9.7%	1.6%	-3.1%	-3.0%
NEVANAC®	74.4%	1.7%	9.0%	8.5%
Patanol® + Pataday™	23.8%	8.7%	-1.8%	-2.5%
CIPRODEX® *	4.6%	0.8%	1.5%	-2.7%

Source: Global-IMS   US-WK Health

* Moxifloxacin, the active ingredient in **Vigamox**®, is licensed to Alcon by Bayer HealthCare AG. **CIPRODEX**® is a registered trademark of Bayer AG and licensed to Alcon by Bayer HealthCare AG.

** Top 30 countries

Alcon®

TRAVATAN® Family Leads Global Glaucoma Gains



Alcon Global Prostaglandin Market Share

TRAVATAN® Family has gained 6.5 share points following DuoTrav™ and TRAVATAN Z® launches

14.6%

21.1%

Q3 06 | Q4 06 | Q1 07 | Q2 07 | Q3 07 | Q4 07 | Q1 08 | Q2 08 | Q3 08 | Q4 08 | Q1 09 | Q2 09

TRAVATAN®   TRAVATAN Z®   DUOTRAV™

Source: IMS

Long-Term Opportunity in International Markets

Developed International Organic Growth*



Emerging Market Organic Growth*



Reported Growth	8.6%	19.9%	18.0%	-0.6%		21.0%	21.3%	21.5%	-4.6%



*Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Phaco Key to Emerging Markets Success

Emerging Market LAUREATE® Unit Sales



LAUREATE® units sold through Q3 2009 are 41% over full-year 2008 unit sales

13	207	292
2007	2008	Q3 YTD 2009

Source: Company data

Transforming Research and Development

- Build on core capabilities of pharmaceutical formulation and bio-medical engineering to select and develop new technologies and molecular entities into eye therapies

- Develop further abilities to deliver both breakthrough and incremental therapies

- Focus on selected disease conditions based on their segment value, scientific understanding of their causality and the unmet medical need
  - Preferentially target specific mechanisms of action and technologies that are validated in terms of linkage to clinical effects

Alcon

Financial Review

Rick Croarkin
Senior Vice President, Finance and Chief Financial Officer

Alcon

Sales

Q3
(dollars in millions)

+5.9% Reported

+9.0% Organic Growth*



YTD
(dollars in millions)

-0.3% Reported

+5.6% Organic Growth*



*Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Gross Profit

Q3
(dollars in millions)

+3.3%



	Q3 2008	Q3 2009
	$1,176	$1,215
% of Sales	77.2%	75.3%

YTD
(dollars in millions)

-0.5%



	Q3 YTD 2008	Q3 YTD 2009
	$3,635	$3,616
% of Sales	75.8%	75.6%

Alcon

Operating Income

Q3
(dollars in millions)

+17.0%



	Q3 2008	Q3 2009
	$494	$578
% of Sales	32.4%	35.8%

YTD
(dollars in millions)

+5.1%



	Q3 YTD 2008	Q3 YTD 2009
	$1,640	$1,724
% of Sales	34.2%	36.0%

Alcon

Net Earnings

Q3 Reported
(dollars in millions, except EPS)



-17.9%

EPS $2.07
$627

EPS $1.71
$515

Q3 2008 — Q3 2009

% of Sales — 41.1% — 31.9%

Q3 Adjusted
(dollars in millions, except EPS)



+33.3%

EPS $1.28
$387

EPS $1.71
$516

Q3 2008 — Q3 2009

% of Sales — 25.4% — 32.0%



NOTE: Adjusted diluted EPS and net earnings measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Net Earnings

YTD Reported

(dollars in millions, except EPS)



$1,900
$1,600
$1,300
$1,000
-4.6%
EPS $5.38
$1,623
EPS $5.15
$1,549
Q3 YTD 2008
Q3 YTD 2009

% of Sales	33.8%	32.4%

YTD Adjusted

(dollars in millions, except EPS)



$1,900
$1,600
$1,300
$1,000
+13.0%
EPS $4.58
$1,383
EPS $5.20
$1,563
Q3 YTD 2008
Q3 YTD 2009

% of Sales	28.8%	32.7%

Alcon®

NOTE: Adjusted diluted EPS and net earnings measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.



2009 Full Year Financial Guidance Revision

- **Organic growth in the mid-single digits**

- **Diluted earnings per share:**

U.S. GAAP EPS guidance	**$6.55 - $6.65**	
Add back restructuring charge	*$0.05*	*$0.05*
Adjusted EPS guidance	**$6.60 - $6.70**	

NOTE: Adjusted diluted EPS measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon



Third Quarter 2009 Webcast

October 28, 2009

Alcon®

Q3 2009 Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three Months Ended September 30,		Change		Foreign Currency Change		Organic Change	
	2009	**2008**						
Geographic Sales								
Alcon United States:								
Pharmaceutical	$ 324	$ 301	7.6	%	--	%	7.6	%
Surgical	304	275	10.5		--		10.5	
Consumer Eye Care	105	105	--		--		--	
Total United States Sales	**733**	**681**	**7.6**		**--**		**7.6**	
Alcon International:								
Pharmaceutical	335	308	8.8		(7.4)		16.2	
Surgical	435	417	4.3		(4.1)		8.4	
Consumer Eye Care	111	118	(5.9)		(5.9)		--	
Total International Sales	**881**	**843**	**4.5**		**(5.6)**		**10.1**	
Total Global Sales	**$ 1,614**	**$ 1,524**	**5.9**		**(3.1)**		**9.0**	
Global Product Sales								
Infection/inflammation	$ 199	$ 208	(4.3)	%	(3.8)	%	(0.5)	%
Glaucoma	286	242	18.2		(3.7)		21.9	
Allergy	97	85	14.1		(1.2)		15.3	
Otic/nasal	106	86	23.3		(1.1)		24.4	
Other pharmaceuticals/rebates	(29)	(12)	N/M		N/M		N/M	
Total Pharmaceutical	**659**	**609**	**8.2**		**(3.8)**		**12.0**	
Intraocular lenses	278	256	8.6		(2.7)		11.3	
Cataract/vitreoretinal	436	408	6.9		(2.2)		9.1	
Refractive	25	28	(10.7)		(3.6)		(7.1)	
Total Surgical	**739**	**692**	**6.8**		**(2.4)**		**9.2**	
Contact lens disinfectants	119	119	--		(1.7)		1.7	
Artificial tears	73	73	--		(5.5)		5.5	
Other	24	31	(22.6)		(3.2)		(19.4)	
Total Consumer Eye Care	**216**	**223**	**(3.1)**		**(3.1)**		**--**	
Total Global Sales	**$ 1,614**	**$ 1,524**	**5.9**		**(3.1)**		**9.0**	

N/M - Not Meaningful
Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.



Q3 2009 Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008	Change	Foreign Currency Change	Organic Change
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 1,022	$ 1,027	(0.5) %	-- %	(0.5) %
Surgical	858	805	6.6	--	6.6
Consumer Eye Care	301	309	(2.6)	--	(2.6)
Total United States Sales	2,181	2,141	1.9	--	1.9
Alcon International:					
Pharmaceutical	976	956	2.1	(11.3)	13.4
Surgical	1,311	1,353	(3.1)	(10.0)	6.9
Consumer Eye Care	316	346	(8.7)	(11.0)	2.3
Total International Sales	2,603	2,655	(2.0)	(10.7)	8.7
Total Global Sales	$ 4,784	$ 4,796	(0.3)	(5.9)	5.6
Global Product Sales					
Infection/inflammation	$ 609	$ 667	(8.7) %	(5.4) %	(3.3) %
Glaucoma	793	705	12.5	(6.9)	19.4
Allergy	400	384	4.2	(1.5)	5.7
Otic/nasal	285	256	11.3	(2.0)	13.3
Other pharmaceuticals/rebates	(89)	(29)	N/M	N/M	N/M
Total Pharmaceutical	1,998	1,983	0.8	(5.4)	6.2
Intraocular lenses	815	805	1.2	(6.9)	8.1
Cataract/vitreoretinal	1,276	1,263	1.0	(6.0)	7.0
Refractive	78	90	(13.3)	(5.5)	(7.8)
Total Surgical	2,169	2,158	0.5	(6.3)	6.8
Contact lens disinfectants	341	356	(4.2)	(3.4)	(0.8)
Artificial tears	208	209	(0.5)	(9.6)	9.1
Other	68	90	(24.4)	(6.6)	(17.8)
Total Consumer Eye Care	617	655	(5.8)	(5.8)	--
Total Global Sales	$ 4,784	$ 4,796	(0.3)	(5.9)	5.6



N/M - Not Meaningful
Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Q3 2009 Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

	Net earnings		
	Q3 2009	Q3 2008	Growth
As Reported	$ 515	$ 627	(17.9) %
2008 Tax Benefit	--	(240)	
2009 restructuring adjustment	1	--	
As Adjusted	$ 516	$ 387	33.3 %

Note: Adjusted net earnings measures the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

	Reported Change	Foreign Currency Change	Organic Change
BRIC nation sales	0.6 %	(12.7) %	13.3 %
Global advanced technology intraocular lens sales	34.2 %	(3.5) %	37.7 %

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

2009 reported	$ 6.55-6.65
2009 restructuring adjustment	0.05
2009 adjusted	$ 6.60-6.70

Note: Adjusted net earnings and diluted EPS measure the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon

Q3 2009 Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended 9/30/09			Three months ended 9/30/08		
	Reported	09 RIF	Adjusted	Reported	08 Tax	Adjusted
Net earnings	$ 515	$ 1	$ 516	$ 627	$ (240)	$ 387
Net earnings growth	(17.9)%		33.3%			
Basic earnings per common share	$ 1.72	$ 0.01	$ 1.73	$ 2.10	$ (0.80)	$ 1.30
Diluted earnings per common share	$ 1.71	$ --	$ 1.71	$ 2.07	$ (0.79)	$ 1.28

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Nine months ended 9/30/09			Nine months ended 9/30/08		
	Reported	09 RIF	Adjusted	Reported	08 Tax	Adjusted
Net earnings	$ 1,549	$ 14	$ 1,563	$ 1,623	$ (240)	$ 1,383
Net earnings growth	(4.6)%		13.0%			
Basic earnings per common share	$ 5.19	$ 0.04	$ 5.23	$ 5.44	$ (0.80)	$ 4.64
Diluted earnings per common share	$ 5.15	$ 0.05	$ 5.20	$ 5.38	$ (0.79)	$ 4.58

Alcon

Q3 2009 Non-GAAP Reconciliations

	Reported Change	Foreign Currency Change	Organic Change
Developed International Organic Growth			
2006	8.6%	0.1	8.5%
2007	19.9	8.3	11.6
2008	18.0	9.5	8.5
2009 YTD	(0.6)	(8.0)	7.4
Q3 2009	7.4	(2.0)	9.4
Emerging Market Organic Growth			
2006	21.0	2.2	18.8
2007	21.3	5.2	16.1
2008	21.5	3.4	18.1
2009 YTD	(4.6)	(15.7)	11.1
Q3 2009	(0.7)	(12.0)	11.3

Note: Constant currency sales growth rate calculates sales growth without the impact of foreign exchange fluctuations. Organic sales growth rates calculate sales growth without the impact of foreign exchange and acquisition fluctuations. Management believes constant currency sales growth and organic sales growth are important measures of the company's operations because they provide investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices and acquisitions. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon

Q3 2009 Non-GAAP Reconciliations

	Reported Change	Foreign Currency Change	Organic Change
Japan Glaucoma Sales	**49.3%**	**19.4**	**29.9%**

Note: Constant currency sales growth rate calculates sales growth without the impact of foreign exchange fluctuations. Organic sales growth rates calculate sales growth without the impact of foreign exchange and acquisition fluctuations. Management believes constant currency sales growth and organic sales growth are important measures of the company's operations because they provide investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices and acquisitions. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon

Q2 2009 Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

	Change	Foreign Currency Change	Organic Change
Global advanced technology intraocular lens sales	30.1 %	(8.2) %	38.3 %

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.